February 8, 2006

To Our Shareholders:

     We are pleased to report earnings per share of $22.74 compared with $21.09 for last year, for a year-over-year increase of 7.8%. The elements driving this good performance are higher asset growth rate, strong growth of accounts and revenues in the Wealth Strategies Group, a lower than expected provision for loan loss, and a well managed net interest margin in the face of rising market rates for interest. At the beginning of the year, we expected growth ratesfor assets to be 5.3% given the prospects for the economy, and 10.9% for loans, supported by 5.2% growth in deposits. As it turns out, the opportunities resulted in a growth in assets of 10.0%, nearly double, driven by a loan growth of 15.1%, underwritten by deposit growth of 10.3%. All of this provided a better than budgeted return of 16.0% on beginning equity, and a respectable return on average assets of 1.10%. Our dividend of $6.05 for this year was an increase of 14.2%, and after the tribute owed to Uncle Sam, leaves a capital ratio of 7.1% and an increase of 9.4% in the remaining book value. Thus, the engine represented by our "core banking" operations mentioned here the last few years has propelled the Company forward without the aid of felicitous events of the last several years represented by the mortgage refinance frenzy, and validates the central strategy of our Plan for Value 2010 of embracing a larger business footprint of the metropolitan market.

     This growth in performance has elevated our Company past $1 Billion in total footings for the first time. Reflecting upon the significance of this milestone, it occurs to us that it is best thought of as an index of our value to the community which we serve as the only local, community-owned, full-service financial institution of whatever stripe wherein every non-public dollar deposited is reinvested back into the community in the form of consumer and small business loans, which, in turn, underwrites the greater enterprise and quality of life which we enjoy in this region. The public deposits, as you may be aware, must by New York State law be collateralized by a limited list of securities, such as U.S. government and municipal bonds. The effect of purchasing these bonds as collateral necessarily removes the funds represented by these deposits outside of the local environment which has the effect, curiously, of frustrating the intended purpose of using those financial resources locally. For years we have been urging the legislature to allow such public deposits to be over-collateralized instead by local loans and mortgages, but to no avail.

     This year we have been heavily engaged in the process of planning strategically for the year 2020, much in the same way as in 1995 we set forth on a Plan for Value 2010, which we are on track to complete in the five years that remain. As we consider one strategic plan dovetailing into the next plan for the future, we have come to grips with the realization that we have grown to a size in the service of our community which is now ten times what it was only 25 years ago. We accept the challenge of continuing as a "Community Bank" as opposed to being just in the "business of banking." The "business of banking" we assume is the focus of our competitors, and to some large degree forms the basis for expectations for the performance of bank stock valuations in the organized markets.

     We are, in effect, midway through a 50-year transformation of the financial services industry which commenced in the early 1980s where banking, securities, and insurance were financial services which were segregated from one another by charter, regulation, and tradition. As technology came along, markets developed which allowed for the blurring of these distinctions. Each component of the financial services industry, out of survival instinct, then responded appropriately to follow the markets to the extent they were able to do so, given the limits of governmental regulation. We, too, maneuvered around the restrictions in order to meet and follow market demand (and petitioned the courts for the removal of the barriers of banks entering into insurance in New York State). Thus, in the beginning, much of what we had to offer was unique and valuable for that reason-namely, a quasi monopoly on specific financial services, such as checking accounts. Today, that is certainly no longer true as a technical matter, even though human nature, inertia, and tradition being what they are, not all of the customer base has embraced instantly each and every innovation. That the banking industry moves slowly, has been cited as one of its beneficial stabilizing influences on our economy, and has relevance to our own situation in that as we view the future, we have plenty of time to be thoughtful and thorough as we continue to adapt, as we have been able to do so well during the past decade. As the industry has become more commoditized, we recognize that the "value" in the Plan for Value 2020 will continue to equate more to the values our employees convey in transacting and managing our customers' financial activities than the actual functional value of the products themselves. Our challenge, then, becomes to hire, manage, and maintain employees who embrace and envelope our Corporate Values, as these Values are the beacon that guides us to a differentiated brand.

     As we look forward to the next 15 years, we believe that the human condition will remain fundamentally unchanged. We also believe that the governments of the world will continue to view banking as particularly special for their survival and, therefore, will regulate banking as a matter of their own preservation. Moreover, for multiple millennia, humans engaged in commerce have utilized mediums of exchange to facilitate that commerce and, in so doing, have required depositories of that medium and loans of that medium to underwrite the current lending and provide for resources and reserves for times of leisure and inactivity. Thus, for one reason or another, banking will be either required or mandated as a trusted third-party, regulated activity. It is likely that people will continue to need financial services (obvious enough), and equally so there will be a growing number of places from which to acquire such services. We believe our single most important differentiator in the future, and thus our greatest attraction for business, will be the quality of our service and the quality of the array of our products that we will present in a comprehensive fashion to individual customers, be they growing families or businesses. Simply, people will need financial services. They might as well purchase these from us as opposed to another.

     We believe that we are well along establishing a successful brand to engage in this important work which facilitates individual activity and is the catalyst for a healthy commerce and economy of our region. To date, we have provided a viable performance which has been recognized by the marketplace providing a value of $360.28 per share at the close of the year for our stock which represents 15.8 times earnings and 2.3 times book which places us right at the median for financial institutions of our general size whose stock is listed and traded on exchanges where ours is exchanged through a public sealed bid auction process. We have recently observed that there are public websites that list limited information regarding random individual sales of small amounts of our stock by brokers. The best source for information about our stock is through our publicly filed documents available at the SEC EDGAR website that you can easily access from the link on our home Web page, www.cnbank.com, under the tab on the left side of the page labeled "CNC Stock." If you have questions regarding our stock please call our Wealth Strategies Group.

     On the regulatory front, we would be remiss if we did not comment on three items: (1) the Bank Secrecy Act which brings to a new point the intrusion of governmental policy on the privacy of individuals and their transactions, (2) the Internet, and (3) Wal-Mart. In the name of combating the "war on terrorism," a new level of information gathering is now required to be maintained by every financial institution on each and every one of its customers, be they depositors, borrowers, or subject to funds management. The gathering of this comprehensive information as to the identity of the "true" participants in any transaction and reporting any suspicious activities (SARs) to the government, amounts to an unfunded mandate to engage in significant law enforcement as a condition of our licensure as a public banking institution. These matters have nothing to do with the business of banking, the safekeeping of deposits, the making and collecting of loans, or the transaction of payments. Indeed, we have done very nicely for the past 118 years without knowing the exact birthdates of every one of our customers! Recognizing the "value" of this information to law enforcement, we would ask Congress to undertake this surveillance through a newly funded and created agency of its own, or in default of that, to pay the financial services industry funds (i.e., tax credits) sufficient to recover the costs at least of providing the surveillance and service (for us a significant six figure amount). As a private enterprise, we have no business engaging in any other business other than our business, or to use the Company's funds to engage in an activity which has no prospect of a return on the investment of the shareholders' funds. The financial viability of our industry requires that we be freed of the expense and regulatory burden of such unfunded governmental mandates.

     Second, is the Internet and its impact upon all of us, users or not, and the Bank's operations. Electronic access to the payment system and our financial information is a phenomenal value. But, to be connected at all is to be connected to everywhere and is an opportunity for the "bad guys" to engage in mischief. Not to worry, but each of us should be careful and use common sense: (1) Safeguard your ID and password as if they were your signature-because they ARE. (2) Don't give out your personal information to a person you do not know or recognize in person, by telephone or by other means. (3) The law favors and protects, in most cases, the individual customer to cover financial loss, but not the hassle factor. Unfortunately, identity theft is a fact of life like auto accidents. A relationship with a Community Bank like us is your best support and defense should you become a victim.

     Finally, Wal-Mart has filed an application for approval to charter an Industrial Loan Company (ILC) in Utah. An ILC is a limited-purpose, FDIC-insured bank that is exempt from the provisions of the Bank Holding Company Act. This is Wal-Mart's fourth attempt to enter banking through methods designed to circumvent the regulatory structures established by Congress to assure a safe and sound banking system in the United States. From the time of the Great Depression, Congress has wisely drawn a line between banking and commerce. Banks in the United States banking system are engaged in the neutral intermediation of capital, e.g., deposits to underwrite loans. One need only look to the failed Japanese Keiretsu model to find evidence of the destructive potential of a system that mixes commerce and banking which was inherently conflicted and incestuous. Wal-Mart has repeatedly demonstrated that its business model has had the impact of putting local retailers out of business by using its enormous pricing advantage based upon huge volumes, but also gained through the use of low-cost foreign labor in unregulated markets. If Wal-Mart is permitted to enter banking and use similar pricing advantages derived from being free of the unfunded mandates costing banks billions of dollars to handle, this will beget serious mischief and will seriously impact in a negative way the deposit base of small towns which will lose the capital base necessary to maintain and grow the local business base. It is hard to believe that Wal-Mart would apply neutral credit standards when considering a loan request from a local retailer who competes with Wal-Mart. Imagine if Enron or Tyco had been permitted to own and operate a bank, the damage to the United States system would be clear. The incentives and responsibilities of commercial retailers and the banking industry are essentially different and not reconcilable. Congress should not permit Wal-Mart to enter banking.

     Be that as it may, if financial services and banking, in particular, remain at the center of our commerce and economy, and if we have a personable and competent staff, officers, and directors, it is likely that we will have the opportunity to offer financial services for profit and operate a viable organization well into the future. This presents a bright prospect for all of our four stakeholders, to include: shareholders, community, customers, and colleagues. As I have said before, as with the family farm, our goal here is not to "just build it up and sell it," but to conduct business in a viable enough fashion that enables us to choose to perform our essential role as the community's financial intermediary while being a successful business as we continue to underwrite the economic growth of our region, and therefore, the quality of life that we enjoy. This will allow us to practice "community banking" rather than to just be "in the business of banking" which is in itself, our distinctive quality from which the value of our enterprise is derived-indeed, perceived by the public and reflected by the price of our stock. Therefore, as we look to continuing the execution of our Plan for Value 2010 and forward to understanding and commencing our Plan for Value 2020, we build upon the organization as well as the brand which we have developed to date, bringing us closer to our ultimate goal to offer, manage, and monitor the quality of the delivery of comprehensive financial services to individuals, be they growing families or businesses, by providing timely education and advice at every stage of life. It would appear from our sustained financial performance growth to date, and anecdotal expressions appearing in the press and elsewhere, that we have made significant inroads in the development of our plan to be a financial institution of consequence to the metropolitan market well into the future; indeed, our brand of Community Banking is "the business of banking-PLUS" and the "PLUS" will be those intangible elements of value proposition which will differentiate us from our competitors.

     We have, of course, to thank our staff for the quality and style of their work which is what truly attracts and retains the business to our banner. We live in exciting times filled with prospects and promise. The work that we do, and the role that we play as the community's financial intermediary is important, indeed essential work to perform, and with your support we will continue to be successful as an enterprise while striking a balance between supporting the community's non-financial needs and yet facilitating the community's growth and vitality.

Very truly yours,
/s/George W. Hamlin, IV
George W. Hamlin, IV
President and CEO